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                          September 28, 2021

       Gary Swidler
       Chief Financial Officer
       Match Group, Inc.
       8750 North Central Expressway
       Suite 1400
       Dallas, TX 75231

                                                        Re: Match Group, Inc.
                                                            10-K for the Year
Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 10-Q for the
Quarter Ended June 30, 2021
                                                            Filed August 6,
2021
                                                            Form 8-K filed
August 3, 2021
                                                            File No. 001-34148

       Dear Mr. Swidler:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the years ended December 31, 2020, 2019 and 2018, page 39

   1. Please revise so that any discussion of changes in Adjusted EBITDA between periods is presented alongside a
discussion of changes in Net Income, its most comparable GAAP measure, rather than
operating income. Refer to Q&A 103.02 of the CD&I on Non-GAAP
                                                        Financial Measures.
Please also comply with this comment in your Forms 10-Q and
                                                        Quarterly Financial
Highlights (Exhibit 99.1) in your Forms 8-K.
 Gary Swidler
FirstName LastNameGary   Swidler
Match Group, Inc.
Comapany 28,
September NameMatch
              2021    Group, Inc.
September
Page 2    28, 2021 Page 2
FirstName LastName
Principles of Financial Reporting, page 42

2. Please revise to present your non-GAAP measures in a separate section titled more appropriately to characterize the nature of those measures. Refer to
Item 10(e)(1)(ii)(E) of
         Regulation S-K. Please also comply with this comment in your Forms
10-Q.
Form 10-Q for the Quarter Ended June 30, 2021

Notes to Consolidated Financial Statements (Unaudited)
Note 10 - Contingencies, page 26

3. We note that on June 9, 2021, the plaintiffs in the Tinder Optionholder Litigation filed a
         Note of Issue and Certificate of Readiness for Trial in which they amended the amount of
         damages they are now claiming to    [m]ore than $5.6 billion." Please
revise to clarify if the
         financial statements reflect a provision for a loss based on the probability of an unfavorable outcome. Include your assessment as to whether there is a reasonable possibility of an exposure to loss in excess of the amount accrued and what the additional loss (or range of loss) may be. Refer to ASC 450-20-50-1 through 50-4. Form 8-K filed August 3, 2021

Liquidity and Capital Resources, page 13

4. We note your graphical presentation of trailing twelve month leverage measures and your definitions on page 25. It appears these measures are calculated using Adjusted EBITDA as the denominator. Please tell us how you considered the need to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please also refer to footnote 27 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures. Reconciliations of GAAP to Non-GAAP Measures
Reconciliation of Net Earnings to Adjusted EBITDA, page 20

5. In several places throughout this Form 8-K, you reconcile Adjusted EBITDA non-GAAP measures to operating income, rather than net income, which is the most comparable
         GAAP measure. For example, we note this issue in your presentation of Adjusted
         EBITDA margin on pages 20 and 21 as well as in the reconciliation of forecasted operating income to Adjusted EBITDA on page 22. Refer to footnote 27 of the Final Rule:
         Conditions for Use of Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gary Swidler
Match Group, Inc.
September 28, 2021
Page 3

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Lisa Etheredege, Senior Staff Accountant at (202) 551-3424 with any questions.



FirstName LastNameGary Swidler                          Sincerely,
Comapany NameMatch Group, Inc.
                                                        Division of Corporation
Finance
September 28, 2021 Page 3                               Office of Technology
FirstName LastName